News
Release
C$ unless otherwise stated  TSX/NYSE/PSE: MFC    SEHK: 945
November 3, 2021

This earnings news release for Manulife Financial Corporation (“Manulife” or the “Company”) should be read in conjunction with the Company’s Third Quarter 2021 Report to Shareholders, including our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2021, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which are available on our website at www.manulife.com/en/investors/results-and-reports. Additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (“SEC”) website at http://www.sec.gov.

Manulife reports 3Q21 net income of $1.6 billion and core earnings of $1.5 billion, double-digit new business value growth and strong net flows in Global Wealth and Asset Management with contributions across all business lines and geographies
Today, Manulife announced its third quarter of 2021 (“3Q21”) results. Key highlights include:
◾
Net income attributed to shareholders of $1.6 billion in 3Q21, down $476 million from the third quarter of 2020 (“3Q20”). 3Q21 results included strong investment gains that offset a $532 million charge from the previously announced Ultimate Reinvestment Rate (“URR”) reduction.

◾	Core earnings[1] of $1.5 billion in 3Q21, up 10% on a constant exchange rate basis[2] from 3Q20
◾	Core ROE[1] of 12.0% and ROE of 12.6% in 3Q21
◾	NBV[1] of $539 million in 3Q21, up 22% from 3Q20
◾	APE sales[1] of $1.4 billion in 3Q21, up 5% from 3Q20
◾	Global Wealth and Asset Management (“Global WAM”) net inflows[1] of $9.8 billion in 3Q21, compared with net outflows of $2.2 billion in 3Q20
“The diversity and resilience of our franchise was evident once again in the third quarter, as we continued to deliver against our medium-term targets,” said Manulife President & Chief Executive Officer Roy Gori. “We delivered core earnings growth of 10% and solid net income of $1.6 billion in 3Q21, and on a year-to-date basis delivered core return on equity of 13.2%.”
“The impact of the pandemic continues to vary across the globe with North American markets beginning to experience a recovery, while many markets in Asia implemented further restrictions in the third quarter,” said Phil Witherington, Chief Financial Officer. “Despite the challenging environment, Asia generated double-digit NBV growth and Global WAM was supported by strong net inflows of $9.8 billion in the quarter and delivered an 18% increase in core earnings compared with the prior year quarter.”

[1]
Core earnings, core return on common shareholders’ equity (“core ROE”), new business value (“NBV”), annualized premium equivalent (“APE”) sales, and net flows are non-GAAP measures. See “Performance and non-GAAP measures” below and in our Third Quarter 2021 Management’s Discussion and Analysis (“3Q21 MD&A”) for additional information.

[2]
All percentage growth / declines in financial metrics in this news release are reported on a constant exchange rate basis. Constant exchange rate basis excludes the impact of currency fluctuations and is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 3Q21 MD&A for additional information.

November 3, 2021 - Press Release Reporting Third Quarter Results

BUSINESS HIGHLIGHTS:
Global WAM was accepted as a signatory to the UK Stewardship Code, which is regarded as one of the most comprehensive set of sustainable investment standards in the industry. This result is a testament to the strength of our investment approach and ability to pursue sustainable investment solutions for our clients. In Asia, we continued to expand our footprint in China as Manulife-Sinochem opened its 15th provincial branch in Shaanxi province. In the U.S., we experienced sales momentum, which was supported by a 2-placement increase in market ranking to seventh in brokerage1 as well as the highest quarterly sales of international products in the 17-year history of our high net worth business.
In 3Q21, we continued to make progress on our digital journey. In Asia, we launched Singapore's first in market flexible digital retirement plan with DBS Bank. The product offers customers multiple flexible options to tailor a plan that best serves their financial and retirement needs. In Canada, our group benefits team launched a digital process of collecting medical evidence required to review and approve short-term absence claims from doctors. Additionally, we have rolled-out Microsoft’s Azure Machine Learning technology in Canada and the U.S., allowing us to leverage large data sets to mine insights, drive business growth, and improve customer experience. This technology represents a meaningful shift to greater cloud capabilities. In Global WAM, our Asia online investment platform, Manulife iFunds continued to show strong momentum aided by Malaysia, where sales and digital applications have increased significantly year over year.
FINANCIAL HIGHLIGHTS:
	Quarterly Results		YTD Results
($ millions, unless otherwise stated)	3Q21	3Q20	2021	2020
Profitability:
Net income attributed to shareholders	$1,592	$2,068	$5,021	$4,091
Core earnings(1)	$1,517	$1,453	$4,828	$4,042
Diluted earnings per common share ($)	$0.80	$1.04	$2.51	$2.04
Diluted core earnings per common share ($)(1)	$0.76	$0.73	$2.41	$2.01
Return on common shareholders’ equity (“ROE”)	12.6%	16.4%	13.7%	10.8%
Core ROE(1)	12.0%	11.4%	13.2%	10.6%
Expense efficiency ratio(1)	51.3%	51.2%	48.9%	52.9%
Performance:
Asia new business value	$399	$365	$1,275	$1,019
Canada new business value	$71	$67	$225	$190
U.S. new business value	$69	$28	$188	$104
Total new business value(1)	$539	$460	$1,688	$1,313
Asia APE sales	$930	$1,005	$3,160	$2,873
Canada APE sales	$303	$289	$932	$903
U.S. APE sales	$203	$136	$544	$431
Total APE sales(1)	$1,436	$1,430	$4,636	$4,207
Global Wealth and Asset Management net flows ($ billions)(1)	$9.8	$(2.2)	$19.8	$6.1
Global Wealth and Asset Management gross flows ($ billions)(1)	$35.2	$27.5	$108.7	$98.7
Global Wealth and Asset Management assets under management and administration ($ billions)(1)	$823.6	$715.4	$823.6	$715.4
Financial Strength:
MLI’s LICAT ratio	138%	155%	138%	155%
Financial leverage ratio	25.5%	26.7%	25.5%	26.7%
Book value per common share ($)	$25.78	$25.49	$25.78	$25.49
Book value per common share excluding AOCI ($)	$23.41	$21.13	$23.41	$21.13
(1)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 3Q21 MD&A for additional information.

1 LIMRA second quarter 2021 industry survey. Ranking reflects variable, universal and total Life products based on 100% of recurring premium plus 10% of single premium plus 10% of excess premium.
November 3, 2021 - Press Release Reporting Third Quarter Results

PROFITABILITY:
Reported net income attributed to shareholders of $1.6 billion in 3Q21, down $476 million from 3Q20
The decrease in net income attributed to shareholders in 3Q21 was driven by a $532 million charge related to the impact of updated URR assumptions issued by the Canadian Actuarial Standards Board, which is a component of the direct impact of markets. This compares with gains on this line in 3Q20. The year-over-year change in the direct impact of markets was partially offset by more favourable investment related experience, which reflected higher-than-expected returns (including fair value changes) on alternative long-duration assets, primarily due to fair value gains on private equity investments, the favourable impact of fixed income reinvestment activities and favourable credit experience.
Delivered core earnings of $1.5 billion in 3Q21, an increase of 10% compared with 3Q20
The increase in core earnings in 3Q21 compared with 3Q20 was driven by the recognition of core investment gains1 in the quarter (compared with nil core investment gains in the prior year quarter), higher net fee income from higher average assets under management and administration (“average AUMA”)1 in Global WAM, which benefitted from the favourable impact of markets and net inflows, higher new business gains, in-force business growth in Canada and Asia and favourable policyholder experience in Canada. These items were partially offset by a $152 million ($155 million pre-tax) charge in our Property and Casualty Reinsurance business for estimated losses related to Hurricane Ida and the European floods and unfavourable policyholder experience in Asia and the U.S.
ANNUAL REVIEW OF ACTUARIAL METHODS AND ASSUMPTIONS:
We completed our annual review of actuarial methods and assumptions, which resulted in a modest net charge to net income attributed to shareholders of $41 million. Assumptions reviewed this year included lapse and mortality assumptions for U.S. life insurance, U.S. variable annuity assumptions, expense assumptions derived from our company-wide expense study and our investment return and corporate bond default assumptions.
BUSINESS PERFORMANCE:
New business value (“NBV”) of $539 million in 3Q21, an increase of 22% compared with 3Q20
In Asia, NBV increased 15% to $399 million, reflecting higher sales volumes in Hong Kong and Asia Other2 and favourable interest rates and product management actions in Hong Kong, partially offset by a decline in Japan due to lower Corporate Owned Life Insurance (“COLI”) product sales. In Canada, NBV of $71 million was up 6% from 3Q20, primarily due to the impact of higher margins in annuities and continued growth in individual insurance, partially offset by lower volumes in group insurance. In the U.S., NBV of $69 million was up 162% from 3Q20, primarily driven by higher sales volumes and favourable product mix, notably due to higher international sales.
Annualized premium equivalent (“APE”) sales of $1.4 billion in 3Q21, an increase of 5% compared with 3Q20
In Asia, APE sales decreased 2% as growth in Hong Kong and Asia Other was more than offset by lower COLI product sales in Japan. In Hong Kong, APE sales increased 12% reflecting strong growth in our bank channel, demand from mainland Chinese visitors through our Macau branch and an expanded agency force. Sales continued to be dampened by COVID-19 containment measures as cross-border travel between Hong Kong and China remains constrained. Asia Other APE sales increased 8%, as higher sales in bancassurance were partially offset by lower agency sales, which were adversely impacted by COVID-19 containment measures in markets such as Vietnam and Indonesia. In Japan, APE sales declined 50%, primarily due to a decrease in COLI product sales. In Canada, APE sales increased 5%, primarily driven by higher individual insurance sales and increased

[1]
Core investment gains and average assets under management and administration (“average AUMA”) are non-GAAP measures. See “Performance and non-GAAP measures” below and in our 3Q21 MD&A for additional information.

[2]	Asia Other excludes Japan and Hong Kong.

November 3, 2021 - Press Release Reporting Third Quarter Results

customer demand for our lower risk segregated fund products, partially offset by variability in the large-case group insurance market. In the U.S., APE sales increased 58%, due to higher customer demand for international, domestic indexed universal life and variable universal life product offerings. APE sales of products with the John Hancock Vitality PLUS feature in 3Q21 increased 84% compared with the prior year quarter. This feature continues to be a differentiator in the market, particularly in the current environment of greater consumer interest in improving baseline health.
Reported Global Wealth and Asset Management net inflows of $9.8 billion in 3Q21, compared with 3Q20 net outflows of $2.2 billion
Net inflows in Retail were $7.9 billion in 3Q21 compared with net inflows of $0.7 billion in 3Q20, driven by double-digit growth in gross flows1 across all geographies amid increased investor demand as well as lower mutual fund redemption rates. Net inflows in Institutional Asset Management were $1.3 billion in 3Q21 compared with net outflows of $3.9 billion in 3Q20, driven by the non-recurrence of a $5.0 billion redemption in Europe in 3Q20, and higher sales of timberland mandates in the U.S., partially offset by lower gross flows of fixed income products in China. Net inflows in Retirement were $0.6 billion in 3Q21 compared with net inflows of $1.0 billion in 3Q20, reflecting higher plan redemptions, partially offset by growth in member contributions and new plan sales.
QUARTERLY EARNINGS RESULTS CONFERENCE CALL
Manulife Financial Corporation will host a Third Quarter 2021 Earnings Results Conference Call at 8:00 a.m. ET on November 4, 2021. For local and international locations, please call 416-340-2217 or toll free, North America 1-800-806-5484 (Passcode: 4854764#). Please call in 15 minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 11:00 a.m. ET on November 4, 2021 through February 4, 2022 by calling 905-694-9451 or 1-800-408-3053 (Passcode: 3295617#).
The conference call will also be webcast through Manulife’s website at 8:00 a.m. ET on November 4, 2021. You may access the webcast at: manulife.com/en/investors/results-and-reports. An archived version of the webcast will be available on the website following the call at the same URL as above.
The Third Quarter 2021 Statistical Information Package is also available on the Manulife website at: www.manulife.com/en/investors/results-and-reports.

Media Inquiries Cheryl Holmes (416) 557-0945 Cheryl_Holmes@manulife.com	Investor Relations Hung Ko 416) 806-9921 Hung_Ko@manulife.com

[1]	Gross flows is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 3Q21 MD&A for additional information.
November 3, 2021 - Press Release Reporting Third Quarter Results

EARNINGS:
The following table reconciles core earnings to net income attributed to shareholders:
	Quarterly Results			YTD Results
($ millions)	3Q21	2Q21	3Q20	2021	2020
Core earnings(1)
Global Wealth and Asset Management	$351	$356	$308	$1,019	$796
Asia	533	526	559	1,629	1,539
Canada	311	318	279	893	858
U.S.	490	478	498	1,469	1,516
Corporate and Other (excluding core investment gains)	(268)	(96)	(191)	(482)	(667)
Core investment gains(1)	100	100	-	300	-
Total core earnings	$1,517	$1,682	$1,453	$4,828	$4,042
Items excluded from core earnings: Investment-related experience outside of core earnings	700	739	147	1,516	(1,377)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(597)	217	390	(1,215)	1,255
Change in actuarial methods and assumptions	(41)	-	(198)	(41)	(198)
Reinsurance transactions	13	8	276	29	297
Restructuring Charge	-	-	-	(115)	-
Tax-related items and other	-	-	-	19	72
Net income attributed to shareholders	$1,592	$2,646	$2,068	$5,021	$4,091
(1)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 3Q21 MD&A for additional information.
PERFORMANCE AND NON-GAAP MEASURES:
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures referenced in this news release include: core earnings; core ROE; diluted core earnings per common share; core investment gains; expense efficiency ratio; APE sales; new business value; gross flows; net flows; assets under management and administration; average assets under management and administration; and constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, APE sales, new business value, and gross flows). Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see “Performance and non-GAAP measures” in our 3Q21 MD&A and 2020 MD&A.

November 3, 2021 - Press Release Reporting Third Quarter Results

CAUTION REGARDING FORWARD-LOOKING STATEMENTS:
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “outlook”, “expect”, “intend”, “estimate”, “believe”, “plan”, “objective”, “aim”, “continue”, and “goal” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the severity, duration and spread of the COVID-19 outbreak, as well as actions that have been or may be taken by governmental authorities to contain COVID-19 or to treat its impact; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Factors and Risk Management” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports as well as elsewhere in our filings with Canadian and U.S. securities regulators.
November 3, 2021 - Press Release Reporting Third Quarter Results

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

November 3, 2021 - Press Release Reporting Third Quarter Results